FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NEWS	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

Contact: Frank Moore (310) 201-3335
Gaston Kent (310) 201-3423

For Immediate Release

DOJ AND NORTHROP GRUMMAN
AGREE TO TRW ACQUISITION TIMELINE

LOS ANGELES — Oct. 16, 2002 — Northrop Grumman Corporation (NYSE: NOC) today announced that it continues to anticipate a fourth quarter 2002 closing of its proposed acquisition of TRW Inc. (NYSE: TRW). A 30-day waiting period related to a Second Request for Information under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 expired at midnight Oct. 15. The Justice Department, however, continues to review the proposed transaction.

Northrop Grumman has agreed with the Justice Department not to close the proposed acquisition without providing the Department with proper notice. Such notice will be given no sooner than 10 business days prior to the earlier of Northrop Grumman’s or TRW’s shareholders’ meeting regarding the acquisition. According to the company, the agreement is not unusual, and allows the Department of Justice sufficient time to conclude an orderly review of the transaction.

Northrop Grumman and TRW jointly announced July 1 that they had entered into a definitive merger agreement. Under the terms of the agreement, Northrop Grumman will acquire TRW for $60 per share in common stock in a transaction valued at approximately $7.8 billion, plus the assumption of TRW’s net debt at the time of closing.

The exact exchange ratio will be determined by dividing $60 by the average of the reported closing sale prices per share of Northrop Grumman common stock on the

- more -

DOJ AND NORTHROP GRUMMAN
AGREE TO TRW ACQUISITION TIMELINE

New York Stock Exchange for the five consecutive trading days ending on and including the second trading day prior to the closing of the merger. The exchange ratio will not be less than 0.4348 or more than 0.5357 of a Northrop Grumman share.

Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Certain statements and assumptions in this release contain or are based on “forward-looking” information (that Northrop Grumman believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such “forward-looking” information includes, among other things, the statements above as to the impact of the proposed TRW Inc. acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman’s control. These include Northrop Grumman’s ability to successfully integrate its acquisitions, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, successful negotiation of contracts with labor unions and anticipated costs of capital investments. Northrop Grumman’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, Northrop Grumman’s successful performance of internal plans; government customers’ budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support, information technology; naval vessels, space systems and related technologies, as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman’s filings from time to time with the Securities and Exchange Commission, including, without limitation, Northrop Grumman reports on Form 10-K and Form 10-Q.

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees

- more -

DOJ AND NORTHROP GRUMMAN
AGREE TO TRW ACQUISITION TIMELINE

and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholders meeting relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.

# # #

1002-261

Members of the news media may receive our releases via e-mail by registering at:
http://www.northropgrumman.com/cgi-bin/regist_form.cgi

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at http://northropgrumman.com